[Photon Dynamic, Inc. Letterhead]

VIA EDGAR

July 11, 2005

David Burton
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Photon Dynamics, Inc.
Response to Item 4.02 Form 8-K Comments
Filed June 13, 2005
File No. 000-27234

Gentlemen:

     On behalf of Photon Dynamics, Inc., we are responding to comments received from the staff (the "Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2005, and received July 7, 2005, with respect to our response to the Commission dated June 13, 2005 with respect to the current report referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 8-K dated May 2, 2005

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements

1.	In reference to your response to our prior comment 2, we note that your disclosure controls and procedures were effective “subject to” limitations described in Item 9A of Form 10-K. The material control weakness disclosed in your Form 8-K appears to indicate you may lack the necessary disclosure controls and procedures, as well as internal controls necessary to provide true and accurate Item 9A disclosures. Additionally, management may not state that their controls are effective except to the extent that certain problems have been identified or express similar qualified conclusions. Rater, management must take those problems into account when concluding whether the controls are effective. If the controls are ineffective, management should state the specific reasons why they are ineffective. Refer to Question 5 of the FAQ on Release No. 34-47986 “Management’s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports.” Please revise accordingly.

We respectfully advise the Staff that we currently expect to file our Amendment No. 1 to Annual Report on Form 10-K for the year ended September 30, 2004 (the “Form 10-K”), on or before August 9, 2005, in which we will be filing our restated financial statements for our fiscal 2004.

David Burton
Securities and Exchange Commission
July 11, 2005

We acknowledge the comment and will revise the disclosure under Item 9A in our Amendment No. 1 to be consistent with the comment and the authority cited.

* * * *

     In addition, pursuant to your request, Photon Dynamics acknowledges:

•	Photon Dynamics is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Photon Dynamics may not assert Staff comments as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call me at (408) 360-3026 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Jeffrey Hawthorne

Jeffrey Hawthorne
President and Chief Executive Officer